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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

perfumania.com, inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

Common
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

71376P101
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                                (CUSIP Number)

Bruce A. Butcher; (206) 682 7626; Suite 3827 1001 Fourth Avenue;
Seattle, WA 98154
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

January 17, 2000
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (2-98)
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CUSIP No. 71376P101

         ---------------------------------------------------------------------
 (1)     Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Alta Limited                                            NA
         ---------------------------------------------------------------------

 (2)     Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   [   ]
         (b)   [X]: Controlling person of other non-issuer major investor
                    Dominion Income Management Corp. provides financial assistance to Alta.
         ---------------------------------------------------------------------

 (3)     SEC Use Only

         ---------------------------------------------------------------------

 (4)     Source of Funds (See Instructions) WC

         ---------------------------------------------------------------------

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         ---------------------------------------------------------------------

 (6)     Citizenship or Place of Organization  Jersey, Channel Islands

         ---------------------------------------------------------------------

                      (7)     Sole Voting Power: 1,745,567; 23.27%
 Number of
  Shares              --------------------------------------------------------
Beneficially          (8)     Shared Voting Power
 Owned by
   Each               --------------------------------------------------------
 Reporting            (9)     Sole Dispositive Power: 1,745,567; 23.27%
Person With
                      --------------------------------------------------------
                      (10)    Shared Dispositive Power

                      --------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
         1,745,567; 23.27%
         ---------------------------------------------------------------------

(12)     Check if Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)

         ---------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11) 23.27%

         ---------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)
         CO

         ---------------------------------------------------------------------

Item 1

Common Stock
perfumania.com, inc.
11701 NW 101st Road
Miami, FLA 33178

Item 2

(a)
Alta Limited

(b)
3d floor 8 Church Street
St. Helier, Jersey JE2 3NN
Channel Islands

(c)
Investments

(d) No

(e) No

(f) A Jersey Corporation

Item 3

Funds are obtained from a charitable foundation.

Item 4 - N.A.

Item 5

(a) 1,745,567; 23.27%
(b) 1,745,567; 23.27%
(c) Shares were acquired at various prices at market through exercise of options.
(d) NA

*A person providing financial advice to Alta is the controlling person of Dominion Income Management Corp. the single largest shareholder of the issuer aside from its parent, Perfumania, Inc.

Item 6

Investments are approved by the Board of Directors.

Item 7

NA

After reasonable inquiry and to the best of my knowledge and belief. I certify that the information set forth in this statement is true, complete and correct.

Date:
January 21, 1999.
/s/ DIANE STANLEY
Diane Stanley, Director